SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
                OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F    [X]    Form 40-F     [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes   [ ]   No   [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                         Internet Gold-Golden Lines Ltd.

6-K Items
---------

1. Internet Gold-Golden Lines Ltd. press release dated June 21, 2004 regarding selection of Veraz Networks as main vendor of VolP International Long Distance Platform.



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                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Selects Veraz Networks as Main Vendor of VoIP International Long Distance Platform

Monday June 21, 7:00 am ET

PETACH TIKVA, Israel, June 21 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ:
IGLD - News) today announced that it has chosen Veraz Network to supply its international switching system. The public tender to select the platform was conducted over several months, with bidders consisting of the leading VoIP system providers. Tailored to meet Internet Gold's business objectives, Veraz's carrier-class NGN solution will enables them to rapidly offer new services.


By combining Veraz's ControlSwitch softswitch and I-Gate 4000 PRO media gateway platforms with robust management systems, Internet Gold will interconnect its new service to Israeli and global carriers to enable all Israeli consumers to dial and receive international long distance calls with the highest quality.


The Veraz solution was selected for its open, best-of-breed components, global support and service infrastructure that enable Internet Gold to quickly deploy services. Together with Internet Gold, Veraz has passed ISUP homologation to interconnect with Bezeq, Israel's incumbent carrier.


Internet Gold's CEO, Eli Holtzman, commented, "We are very happy with our selection of Veraz as our main vendor. Veraz's extensive experience with over 700 customers in 140 countries will enable our company to commence service very quickly and in fact we anticipate to be up and running shortly.


This short 'time to market' is important to us since the additional service is expected to contribute significantly to our revenues and profits and we wish to realize this contribution without further delay."


Veraz Networks' CEO, Tal Simchony, commented, "Veraz is happy to be part of Internet Gold's transition from an ISP to a carrier providing voice and data services to its customers. We are proud to be the first selected NGN solution for deployment in Israel. Veraz open service framework will further enhance and expand the capabilities of Internet Gold to provide new voice and multimedia services to its customer base in the dynamic Israeli market. We wish Internet Gold success in its new endeavor."


About Internet Gold


Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (48.3%). In addition, Internet Gold has two wholly owned subsidiaries, Gold Mind ,focusing on Internet value added services, and Internet Gold International, specializing in international internet and communication services. For additional information about Internet Gold, please visit our Website at www.igld.com.

About Veraz Networks


Veraz Networks (www.veraznetworks.com) is the leading global provider of softswitch-based, toll-quality packet telephony solutions for traditional and next-generation communications networks. Built on a rich heritage of delivering carrier-class products, Veraz offers complete solutions to established and greenfield carriers, and enhanced service providers worldwide through its softswitch, media gateway, and digital compression products. Veraz partners with customers to design and deploy carrier-class next-generation networks tailored to meet their business objectives. Veraz solutions address a wide range of call processing applications such as tandem switching, domestic & international long distance, IP trunking, IP Centrex, as well as new voice-data services. Please visit Veraz Website at www.Veraznetworks.com


Veraz Networks is privately funded by ECI Telecom (NASDAQ: ECIL - News), Argonaut Private Equity, Battery Ventures, Kleiner Perkins Caufield & Byers, Levensohn Venture Partners and Norwest Venture Partners. The company is headquartered in San Jose, CA, with offices throughout the world.


For further information, please contact:


Internet Gold Contacts:


Ms. Idit Azulay, Internet Gold, +972 3 939-9848,


idita@co.zahav.net.il


Mrs. Ayelet Shaked Shiloni, Integrated IR, +972 3 635-6790,


ayelet@integratedir.com

    Veraz Contacts:
    Ed Camarena, Veraz Networks, +1-408-750-9424, edc@veraznet.com Sigal Naor, Veraz Networks, +972-3-926-6317, snaor@veraznetworks.com
    Ilene Adler, PR@vantage, +1-415-984-1970x102,
    iadler@pr-vantage.com



Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           INTERNET GOLD-GOLDEN LINES LTD.
                                                    (Registrant)



                                           By /s/Eli Holtzman
                                              ---------------
                                              Eli Holtzman
                                              Chief Executive Officer




Date:  June 21, 2004